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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of September 22, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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                       LONDON STOCK EXCHANGE ANNOUNCEMENT

                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


Number of reports in announcement: 1

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635-565583

Announcement Given To Third Parties:


Amendment:
No

Headline:
Holding in company


1   Name of company:
    MERANT plc

2   Name of shareholder having a major interest:
    Prudential Portfolio Managers Limited

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: same as above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

        44,000   Chase Noms Ltd
     1,000,000   Clydesdale Bank Noms Ltd MGC
       115,000   M&G (Lombard St) Noms AA
     1,359,924   MSS Nominees Ltd A/C 379
        38,000   PPM Clt (MSS) Nom Ltd HBNL A/C
    13,290,321   Pru Clnt (MSS) Nom Ltd PAC A/C
        15,000   Pru Clnt (MSS) Nom Ltd PPL A/C
        10,000   Scot Am Managed Index Trust
         3,400   State St Nom Ltd JD72


5   Number of shares/amount of stock acquired:
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6   Percentage of issued class:


7   Number of shares/amount of stock disposed:


8   Percentage of issued class:


9   Class of security:
    2p Ordinary

10  Date of transaction:


11  Date company informed:
    17th.September 1999

12  Total holding following this notification:
    15,875,645

13  Total percentage holding of issued class following this notification:
    11.01

14  Contact name for queries:
    Philip Rosier

15  Contact telephone number:
    01635-565583

16  Name of company official responsible for making notification:


17  Date of notification:
    22 September 1999


Additional Information:

                       LONDON STOCK EXCHANGE ANNOUNCEMENT

                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


Number of reports in announcement: 1

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635-565583

Announcement Given To Third Parties:


Amendment:
No

Headline:
Holding in company


1   Name of company:
    MERANT plc

2   Name of shareholder having a major interest:
    Fidelity Investments

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
    Same as above

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4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

    1,350,000 Chase Nominees Ltd for Fidelity Management and Research Co
       47,700 State Street Nominees Ltd for Fidelity Management and Research Co 74,500 State Street Nominees Ltd for Fidelity Management Trust Company
    9,389,814 Clydesdale Bank (Head Office) Nominees Ltd for Fidelity Investment
              Services Limited
       81,200 Bankers Trust for Fidelity Pension Management
       93,900 BT Globenet Nominees Ltd for Fidelity Pension Management
       40,000 MSS Nominees Ltd for Fidelity Pension Management
      554,100 Clydesdale Bank (Head Office) Nominees Ltd for Fidelity
              International Ltd
       45,000 Mellon Trust for Fidelity International Ltd
      188,500 Nortrust Nominees Ltd for Fidelity International Ltd
      533,941 RBS Trust Bank for Fidelity International Ltd
      205,000 Morgan Stanley for Fidelity International Ltd
       46,500 Bankers Trust for Fidelity International Ltd
       55,200 Clydesdale Bank (Head Office) Nominees Ltd for Fidelity Investment
              Services Limited
      275,000 Held as 55,000 ADR's by Lloyds Bank Nominees Ltd for Fidelity
              Management and Research Company
       21,500 Held as 4,300 ADR's by Nortrust Nominees for Fidelity Management
              Trust Company


5   Number of shares/amount of stock acquired:


6   Percentage of issued class:


7   Number of shares/amount of stock disposed:


8   Percentage of issued class:


9   Class of security:
    2p Ordinary

10  Date of transaction:


11  Date company informed:
    22 September 1999

12  Total holding following this notification:
    13,001,855

13  Total percentage holding of issued class following this notification:
    9.02

14  Contact name for queries:
    Philip Rosier

15  Contact telephone number:
    01635-565583

16  Name of company official responsible for making notification:
    Philip Rosier

17  Date of notification:
    22 September 1999


Additional Information:


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)


Date:  September 23, 1999          By:  /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer